Elray Resources, Inc.
575 Madison Avenue
Suite 1006
New York, NY 10022
Ph:(917) 775-9689

November 14, 2012

United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Tia L. Jenkins

Re:	Elray Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 13, 2012
File # 000-52727

Ms. Tia L. Jenkins:

On behalf of Elray Sources, Inc. (the “Company”), this letter is in response to your communication dated November 5, 2012 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2011 filed on April 13, 2012 (our “Form 10-K”).

For convenience, we have restated the Staff’s comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 9A. Controls and Procedures, page 25
Management’s Report on Internal Control Over Financial Reporting, page 25

1. We note your disclosure does not provide a conclusion on the evaluation you conducted on your internal controls over financial reporting (“ICFR”); however you do disclose that you identified several material weaknesses in ICFR. Please amend your Form 10-K to clearly state that your ICFR was not effective as of December 31, 2011, as required by Item 308(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will include in future filings a conclusion on the evaluation the company conducted on our internal controls over financial reporting. The Company will also amend Form 10-K to clearly state that our ICFR was not effective as of December 31, 2011.

In addition to the responses to the Staff comments above, the Company acknowledges in writing, per the request of the Staff, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification of the responses provided, please contact me at the following:

Elray Resources, Inc.
575 Madison Avenue
Suite 1006
New York, NY 10022

Sincerely,

/s/ Anthony Goodman
Anthony Goodman
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Accounting Officer)